Exhibit 99.1

CHINA XIANGTAI FOOD CO., LTD.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

PROXY STATEMENT AND NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of	April 4, 2022
China Xiangtai Food Co., Ltd.	Chongqing, China

To our shareholders:

It is my pleasure to invite you to our Special Meeting of Shareholders on April 27, 2022, at 10:00 A.M., Beijing Time (April 26, 2022, at 10:00 P.M., Eastern Time). The meeting will be held at our executive office at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of Special Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Zeshu Dai
Zeshu Dai
Chief Executive Officer and Chairwoman of the Board

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
CHINA XIANGTAI FOOD CO., LTD. (THE “COMPANY”)

TIME:	10:00 A.M., Beijing Time, on April 27, 2022 (10:00 P.M., Eastern Time, on April 26, 2022)

PLACE:	Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China, 400800.

ITEMS OF BUSINESS:

Proposal 1	To consider and vote upon an ordinary resolution to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022 (a copy of which is attached hereto as Annex A) (the “Disposition”);
Proposal 2	To consider and vote upon an ordinary resolution to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai (the “Change of Director and Officer”);
Proposal 3	To consider and vote upon a special resolution to change the name of the Company to Bit Origin Limited (the “Name Change”);
Proposal 4	To consider and vote upon an ordinary resolution to increase the share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each” (the “Increase of Authorized Share Capital”); and
Proposal 5	To consider and vote upon a special resolution to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the Name Change and the Increase of Authorized Share Capital and to change the address of the registered office of the Company (the “Amendment and Restatement of the Memorandum and Articles of Association”).

WHO MAY VOTE:	You may vote if you were a shareholder of record on March 21, 2022.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2021 Annual Report is also available on the Company’s website at http://ir.plinfood.com/ and in print by written request addressed to Ms. Zeshu Dai as follows:

Email: wx@plinfood.com

Mail: c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about April 7, 2022.

By order of the Board of Directors,

/s/ Zeshu Dai
Zeshu Dai
Chief Executive Officer and Chairwoman of the Board

ABOUT THE SPECIAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal 1	To consider and vote upon an ordinary resolution to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022 (a copy of which is attached hereto as Annex A) (the “Disposition”);
Proposal 2	To consider and vote upon an ordinary resolution to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai (the “Change of Director and Officer”)
Proposal 3	To consider and vote upon a special resolution to change the name of the Company to Bit Origin Limited (the “Name Change”);
Proposal 4	To consider and vote upon an ordinary resolution to increase the share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each” (the “Increase of Authorized Share Capital”); and
Proposal 5	To consider and vote upon a special resolution to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the Name Change and the Increase of Authorized Share Capital and to change the address of the registered office of the Company (the “Amendment and Restatement of the Memorandum and Articles of Association”).

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on March 21, 2022, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of March 21, 2022, we had 76,866,454 ordinary shares outstanding.

How do I vote before the Special Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing, and returning the enclosed proxy card; or

(3)	During the Special Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Special Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Special Meeting, (2) voting again over the Internet prior to the time of the Special Meeting, or (3) voting at the Special Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal 1, 2, 3, 4 and 5 in accordance with the best judgment of the named proxies on any other matters properly brought before the Special Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Special Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Special Meeting. You may also submit questions in advance via email to wx@plinfood.com. Such questions will also be addressed at the end of the Special Meeting.

How many votes must be present to hold the Special Meeting?

Your shares are counted as present at the Special Meeting if you attend the Special Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Special Meeting, one-third (1/3rd) of our outstanding ordinary shares as of March 21, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Special Meeting. If a quorum is not present or represented, the Chairman of the Special Meeting may, with the consent of the Special Meeting, adjourn the Special Meeting from time to time, without notice other than announcement at the Special Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The Disposition. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal 2.  The Change of Director and Officer. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal 3.  The Name Change. This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal 4.  The Increase of Authorized Share Capital. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal 5.  The Amendment and Restatement of the Memorandum and Articles of Association. This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Special Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Special Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Under our Memorandum and Articles of Association, as amended, abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Special Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on any of the proposals because they are all considered non-routine matters.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Special Meeting.

PROPOSAL ONE

DISPOSITION OF WVM INC. AND CHINA SILANCHI HOLDING LIMITED

(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors of the Company (the “Board’) has determined that it is in the best interests of the shareholders of the Company to sell all the equity interest in WVM Inc. (WVM”) and China Silanchi Holding Limited (“China Silancchi”) to Ocean Planet Future Limited (the “Buyer”) for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022 (the “Share Purchase Agreement”, a copy of which is attached hereto as Annex A) (the “Disposition”). The Buyer is not an affiliate of the Company. WVM and China Silanchi are companies formed under the laws of the British Virgin Islands company and are wholly-owned subsidiaries of the Company. They are holding companies that do not engage in significant operations. The Disposition will include the sale of the following subsidiaries and variable interest entities of WVM and China Silanchi:

•	CVS Limited (“Xiangtai HK”), a company formed on March 4, 2015 under the law of Hong Kong SAR and a wholly-owned subsidiary of WVM. Xiangtai HK is not currently engaging in any active business and merely acting as a holding company.

•	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), a company formed on September 1, 2017 under the laws of the People’s Republic of China (“PRC”) and a wholly-owned subsidiary of Xiangtai HK. Xiangtai WFOE is not currently engaging in any active business and merely acting as a holding company.

•	Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), a company formed on July 27, 2017 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. CQ Pengmei used to engage in grocery stores operation in Chongqing, China, which have been discontinued since February 2020. Currently, it is not engaging in any business.

•	Guangan Yongpeng Food Co., Ltd. (“GA Yongpeng”), a company formed on May 10, 2008 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. GA Yongpeng used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which has been discontinued since April 2021. Currently, it is not engaging in any business.

•	Haochuangge Limited (“Haochuangge HK”), a company formed on January 6, 2020 under the law of Hong Kong SAR and a wholly-owned subsidiary of China Silanchi. Haochuangge HK is not currently engaging in any active business and is merely acting as a holding company.

•	Beijing Gangyixing Technology Co. (“Gangyixing WFOE”), a company formed on June 28, 2020 under the laws of the PRC and a wholly-owned subsidiary of Haochuangge HK. Gangyixing WFOE is not currently engaging in any active business and is merely acting as a holding company.

•	Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a company formed on June 28, 2020 under the laws of the PRC. Gangyixing WFOE, Fu Tong Ge and the shareholders of Fu Tong Ge entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Gangyixing WFOE is deemed the primary beneficiary of Fu Tong Ge for accounting purposes and we have consolidated the financial information of Fu Tong Ge in our consolidated financial statement. Fu Tong Ge is not currently engaging in any active business.

•	Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), a company formed on November 3, 2005 under the laws of the PRC. Xiangtai WFOE, CQ Penglin and the shareholders of CQ Penglin entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE is deemed the primary beneficiary of CQ Penglin for accounting purposes and we have consolidated the financial information of CQ Penglin in our consolidated financial statement. CQ Penglin used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which has been discontinued since April 2021. It is not currently engaging in any business.

•	Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC” and together with CQ Penglin and Fu Tong Ge, the “VIEs”), a company formed on March 14, 2012 under the laws of the PRC. Xiangtai WFOE, JMC and certain shareholder of JMC entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE is deemed the primary beneficiary of JMC for accounting purposes and we have consolidated the financial information of JMC in our consolidated financial statement. JMC is primarily engaged in the sales and distribution of feed raw material and formula solution (soybean meal and soybean oil) to animal husbandry businesses, feed solution manufacturers and trading companies.

Background of and Reasons for the Disposition

In making its decision, the Board took into account, among other things, the following factors:

●	China Silanchi, Haochuangge HK, Gangyixing WFOE and Fu Tong Ge have never had any material operation and do not hold any assets;

●	the grocery stores business of CQ Pengmei has been discontinued since February 2020;

●	the pork slaughtering and processing business of GA Yongpeng and CQ Penglin has been discontinued since April 2021;

●	Xiangtai WFOE, CQ Pengmei, GA Yongpeng and CQ Penglin are parties to multiple civil litigation proceedings and may incur substantial liabilities;

●	the feed raw material business of JMC has low profit margin and the industry is very competitive;

●	the financial viability of WVM, China Silanchi and their subsidiaries and the variable interest entities are weak; and

●	uncertainties regarding the VIE structure and operations in China.

Discontinued business of CQ Pengmei

CQ Pengmei opened two grocery stores in Chongqing, China in November 2017 that offered a variety of consumer goods. One of the grocery stores was closed in August 2018, due to the landlord’s failure to meet the fire safety requirements. CQ Pengmei filed a lawsuit against the landlord for breach of the store operating lease. The lawsuit is still ongoing. In February 2020, due to the increase in inventory purchase costs and the quarantine restrictions as a result of the COVID-19 pandemic in China, CQ Pengmei closed the other grocery store. CQ Pengmei is not currently engaged in any business.

Discontinued business of GA Yongpeng and CQ Penglin

GA Yongpeng and CQ Penglin used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products. Due to the African Swine fever affecting China in October 2018, the supply of hogs decreased. Also, starting from March 2019, the Chongqing government started requiring all local slaughtering houses to only purchase hogs from hog farms in Chongqing, which further limited the supply of hogs. The decrease in supply increased the price of hogs and increased our cost of per unit slaughtering and processing. Starting in January 2020, due to the COVID-19 pandemic and quarantine measures, the sales volume in farmers markets decreased. GA Yongpeng and CQ Penglin were operating at losses during the fiscal years ended June 30, 2020 and 2021. In addition, in March 2021, GA Yongpeng and CQ Penglin ceased operation of the slaughtering and food processing facilities as a result of CQ Penglin’s default on Chongqing Puluosi Small Mortgage Co., Ltd.’s loans. The food processing facility was sealed by the court and is subject to a lien. The court ordered the sale of this facility to enforce the court verdict against CQ Penglin. The slaughtering facility is subject to the same lien pursuant to the same court order, and pursuant to which order the facility cannot be sold, transferred or otherwise disposed without approval of the court. As a result, in April 2021, the slaughtering and meat processing business was discontinued. GA Yongpeng and CQ Penglin are not currently engaged in any business.

Legal proceedings of Xiangtai WFOE, CQ Pengmei, GA Yongpeng and CQ Penglin

Xiangtai WFOE, CQ Pengmei, GA Yongpeng and CQ Penglin are subject to various legal proceedings and claims, including contractual disputes and other commercial disputes, including as described below.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.

On January 2, 2018, CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. (“PLS”) entered into a loan agreement (the “PLS Loan Agreement”), pursuant to which PLS agreed to loan CQ Penglin RMB 20,000,000 (the “PLS Loan”) for a term of one year with annual interest rate of 12% and penalty of 50% of the interest due.

On the same day, GA Yongpeng, Zeshu Dai, CEO and Chairwoman of the Company, and her husband, Mingwen Wang, signed a guarantee agreement with PLS, guaranteeing the PLS Loan.

On April 8, 2019, PLS filed a civil complaint at Chongqing Yubei District People’s Court (the “Yubei Court”) and claimed that CQ Penglin should repay principal in the amount of RMB 10,000,000 (the “First Debt”) with interest of RMB 183,333.33 and penalty since November 14, 2018 until the pay-off date.

CQ Penglin defended that action, pursuant to a supplemental agreement executed by PLS, CQ Penglin and other parties in May 2017 and a power of guarantee executed by GLP Finance Leasing (Shanghai) Co., Ltd. (“GLP”), an affiliate of PLS. The First Debt should have been escrowed in an account under the control of Chongqing Bentong Technology Co., Ltd. (“Chongqing Bentong”), designated by GLP, as a guarantee. When the PLS Loan expired, Chongqing Bentong should have wired back the First Debt to CQ Penglin, which should be used to repay PLS. However, CQ Penglin had not received the First Debt from Chongqing Bentong and therefore did not repay the First Debt to PLS.

The case was heard by the Yubei Court on June 19, 2019. On November 13, 2019, the Yubei Court issued a civil mediation letter. The Yubei Court confirmed that CQ Penglin owed PLS a principal of RMB 8,500,000 and interest of RMB 183,333.33, interest penalty (the interest penalty should be calculated based on RMB 8.5 million with 12% interest per year plus 50% interest penalty from November 14, 2018 to the pay-off date) and compound interest (from November 14, 2018 to the pay-off date, calculating based on outstanding interest and interest penalty with 12% interest per year plus 50% interest penalty). Accordingly, RMB 2 million of principal was due before December 31, 2019, RMB 2 million of principal was due before March 31, 2020, RMB 2 million of principal was due before May 31, 2020, RMB 2.5 million of principal, RMB 183,333.33 interest, constituting the total of outstanding interest penalty and compound interest, was due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang and Zeshu Dai was to be jointly liable for the repayment of the First Debt. CQ Penglin was also required to pay PLS’s attorney’s fee of RMB 250,000, a property guarantee fee of RMB 13,800 and a court fee of RMB 43,900 to PLS before August 31, 2020.

In June 2019, CQ Penglin, GA Yongpeng and other defendants received another civil complaint from PLS, in which PLS complained that CQ Penglin should repay principal RMB 20,000,000 (the “Second Debt”) with interest and a penalty until the pay-off date.

On November 14, 2019, the Intermediate Court issued a civil mediation letter, according to which the Intermediate Court confirmed that CQ Penglin owed PLS principal of RMB 20,000,000, interest of RMB 893,333.33 as of January 2, 2019, compound interest RMB 22,400 within the loan period (the interest calculated based on RMB 20 million with 18% compound interest per year since January 3, 2019), PLS’s attorney’s fee of RMB 500,000, court fee of RMB 74,775 and a property guarantee fee of RMB 22,600. Accordingly, RMB 3 million of principal was due before December 31, 2019, RMB 3 million of principal was due before March 31, 2020, RMB 3 million of principal was due before May 31, 2020, and all of the remaining balance was due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang, and Zeshu Dai was jointly liable for the repayment of the Second Debt.

On July 27, 2020, in connection with the First Debt and the Second Debt, the court imposed a high level consuming restriction letter on CQ Penglin and Zeshu Dai, the Chairwoman of the Board of Xiangtai Cayman and the legal representative of CQ Penglin.

On March 5, 2021, pursuant to a court order, CQ Penglin suspended its operation within its facilities located in Fulin, Chongqing. The court ordered the sale of CQ Penglin’s facilities to enforce the repayment of the Second Debt and liens attached to assets owned by CQ Penglin. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. The facility was used to produce the Company’s processed meat products, including sausage, bacon, spam, cured pork, and soy sauce braised meats.

In connection with the same legal claim discussed above, the court also attached a lien against a facility of GA Yongpeng located in Linshui County, Sichuan Province, pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. The facility has a processing area of 28,000 square meters, and is used for hog slaughtering by the company.

As of the date of this prospectus supplement, CQ Penglin has paid RMB 2,250,000 to PLS for the First Debt. RMB 7,750,000 of the First Debt was outstanding. For the Second Debt, Zeshu Dai has paid RMB 849,990.35 to PLS, Mingwen Wang has paid RMB 343,123.67 to PLS and the Intermediate Court has ordered the seizure of RMB 31,712.25 from CQ Penglin’s account as part of the Second Debt’s repayment. RMB 18,775,173.73 of the Second Debt was outstanding as of the date of this prospectus supplement.

Yong Li v. Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. & Guang’an Yongpeng Food Co., Ltd.

On May 7, 2018, Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”), GA Yongpeng and Yong Li signed an agreement (the “Agreement”), according to which, FYS Supermarket agreed to buy supermarket equipment owned by Yong Li, for a total price of approximately RMB 1.8 million. FYS Supermarket paid Yong Li RMB 100,000 upon signing the Agreement and agreed to pay the remaining RMB 1.7 million before October 18, 2018, with interest at a rate of 1.5% per month for any balance paid thereafter. GA Yongpeng, an indirect subsidiary of the Company, served as the guarantor for FYS Supermarket in the Agreement.

After the Agreement was signed, Chongqing Yangshida Real Estate Development Co., Ltd. (“Yang Shi Da”) provided FYS Supermarket with a copy of a leasing agreement between itself and Yong Li dated July 4, 2017, claiming that it was the actual owner of the equipment and that Yong Li only had the right to use and not the legal titles to the equipment. Accordingly, Yang Shi Da advised FYS Supermarket to hold the payment to Yong Li. Yang Shi Da also agreed that FYS Supermarket could use the equipment for free.

After FYS Supermarket suspension of the payment, Yong Li filed for pretrial property preservation to the Chongqing Nan’an District People’s Court (the “Nan’an Court”) and Nan’an Court granted pretrial property preservation on November 6, 2018 to freeze GA Yongpeng’s bank account in the amount of RMB 42,920.92. Subsequently, Yong Li filed a lawsuit to the Nan’an Court, requesting FYS Supermarket to pay RMB 1,805,000 yuan, and GA Yongpeng to assume joint liability.

On March 18, 2019, FYS Supermarket and GA Yongpeng sued Yong Li to revoke the agreement on the grounds of Yong Li’s alleged fraudulent representation. On March 21, 2019, FYS Supermarket and GA Yongpeng applied to the Nan’an Court to suspend Yong Li’s lawsuit against them.

On June 11, 2020, Nan’an Court ruled to dismiss the FYS Supermarket and GA Yongpeng’s claim against Yong Li and ruled that FYS Supermarket shall pay Yong Li RMB1,700,000 and the monthly interests rate at 1.5% for the transfer fee and the losses, and Yong Li’s attorney fee in the amount of RMB 20,000. GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng were also required to pay property guarantee fee in the amount of RMB 5,000 and court fee in the amount of RMB 21,045.

On July 14, 2021, Yong Li, FYS Supermarket, GA Yongpeng, Yushaung Yang, Yan Liao and Yong Wang entered into a settlement agreement, pursuant to which FYS Supermarket, GA Yongpeng, Yushaung Yang, Yan Liao and Yong Wang agreed to, jointly and severally, pay RMB 550,000 to Yong Li, RMB 200,000 shall be paid on or before July 30, 2021, RMB 200,000 shall be paid on or before August 30, 2021, and RMB 150,000 shall be paid on or before September 30, 2021. On November 26, 2021, GA Yongpeng has made a payment of RMB 400,000 to Yong Li pursuant to the settlement agreement. As of the date of this prospectus supplement, GA Yongpeng has made no further payment.

Yonghong Chen v. Chongqing Pengmei Supermarket Co., Ltd. v. Hong Zhou & Qingfu Liu

On January 2, 2019, Yonghong Chen sued CQ Pengmei regarding a lease dispute where CQ Pengmei was the lessor and Yonghong Chen was the lessee. In the complaint, Yonghong Chen sought damages in the amount of RMB110,000. CQ Pengmei added Hong Zhou and Qingfu Liu, who leased the property to CQ Pengmei, as third parties to this case.

On April 28, 2020, Chongqing City Beibei District People’s Court (“Beibei Court”) issued a judgement that CQ Pengmei shall return the Performance Bond of RMB 3,750 back to Yonghong Chen; CQ Pengmei shall return the rent of RMB 2,022.22 back to Yonghong Chen; CQ Pengmei shall compensate Yonghong Chen for the loss of RMB 13,882.86 in commodity extrusion, RMB 5,408 in decoration and decoration advertising expenses, and RMB 16,500 for the loss of work, which totals RMB 35,790.86; and CQ Pengmei shall also be responsible for RMB 840 out of RMB 1,250 of the litigation costs.

On May 19, 2020, CQ Pengmei has appealed the case to the Intermediate Court. On July 8, 2020, the Intermediate Court made a judgement that CQ Pengmei shall return the Performance Bond of RMB 3,750 back to Yonghong Chen; CQ Pengmei shall return the rent of RMB 2,022.22 back to Yonghong Chen; CQ Pengmei shall compensate Yonghong Chen for the loss of RMB 13,882.86 in commodity extrusion, RMB 5,408 in decoration and decoration advertising expenses, which totals RMB 19,290.86.

On August 3, 2020, the Beibei Court implemented an excessive spending restriction order on CQ Pengmei.

On December 27, 2018, Hong Zhou and Qingfu Liu sued CQ Pengmei regarding a lease dispute and sought damages in the amount of RMB 797,440 with interests and RMB 10,000 the use of a transformer. Hong Zhou and Qingfu Liu was the lessor and CQ Pengmei was the lessee. On June 18, 2019, CQ Pengmei counterclaimed Hong Zhou and Qingfu Liu for breach of the lease agreement and asked for a total compensation of RMB 2,106,813. On August 28, 2020, Beibei Court ruled to dismiss CQ Pengmei’s counterclaim against Hong Zhou and Qingfu Liu and made the judgement that the lease agreement between CQ Pengmei and Hong Zhou and Qingfu Liu should have terminated on December 31, 2018; CQ Pengmei shall pay the rent of RMB 233,536 to Hong Zhou and Qingfu Liu; CQ Pengmei shall pay occupancy expenses of RMB 11,392 to Hong Zhou and Qingfu Liu; CQ Pengmei shall pay liquidated damages to Hong Zhou and Qingfu Liu, which shall be calculated with RMB 233,536 as the principal and 15% annual interest rate starting from January 2, 2019 until the rent is paid off.

On September 22, 2020, CQ Pengmei has appealed the case to the Intermediate Court. As of the date of this prospectus supplement, the Intermediate Court has not scheduled a trial.

Chongqing Beibei Chouzhou Town Bank Co. Ltd. v. Penglin Wang, Mingwen Wang, Chongqing Pengmei Supermarket Co., Ltd., Chongqing Penglin Food Co., Ltd., and Chongqing Education Financing Guarantee Co. Ltd.

On June 4, 2020, Chongqing Beibei Chouzhou Town Bank Co. Ltd.(“Chouzhou Town Bank”) sued CQ Pengmei to repay the loan of Chouzhou Town Bank RMB2,395,058.92 in principal and RMB 20,142.45 in interest.

On September 25, 2020, the Beibei Court issued a civil mediation letter, according to which CQ Pengmei shall repay Chouzhou Town Bank the principal of RMB 2,380,064.92 and RMB 20,142.45 in interest. Accordingly, RMB110,000 of principal and RMB93,446.25 of the interest will be due before October 21, 2020, all the remaining balance shall be repaid for at least RMB100,000 at 21th of each month since November 2020, the repayment shall be completed no later than May 21, 2022. Since November 2020 to May 2022, the interest rate of CQ Pengmei shall pay to Chouzhou Town Bank rises by 50%, which shall be paid before 21th of each month. Penglin Wang, Mingwen Wang, Zeshu Dai, Chongqing Education Financing Guarantee Co. Ltd. and CQ Penglin shall bear joint and several liability for the above repayment.

As of February 18, 2021, CQ Pengmei has paid off all of the debt in the amount of RMB2,398,125.72 to Chouzhou Town Bank and the case has been closed.

Chongqing Dadukou Rongxing Town Bank Co. Ltd. v. Penglin Wang, Mingwen Wang, Chongqing Mingwen Food Co., Ltd., Chongqing Penglin Food Co., Ltd., Yong Wang, Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., Guang’an Yongpeng Food Co., Ltd., Zeshu Dai, and Chongqing Pengmei Supermarket Co., Ltd.

On August 12, 2020, Chongqing Dadukou Rongxing Town Bank Co. Ltd. (“Dadukou Rongxing”) sued CQ Penglin at the Chongqing Dadukou District People’s Court (the “Dadukou Court”) in connection with a loan agreement dated September 20, 2018 between Dadukou Rongxing and CQ Penglin. In the complaint, Dadukou Rongxin requested CQ Penglin to repay the loan of Dadukou Rongxing in the amount of RMB6, 629,447.34, which consists of RMB5,493,839.49 of principal and RMB1,135,607.85 of interest. Penglin Wang, a director of the Company, Mingwen Wang, Chongqing Mingwen Food Co., Ltd., FYS Supermarket, GA Yongpeng, Zeshu Dai, and CQ Pengmei shall bear joint and several liability for the above repayment.

On April 28, 2021, the court ruled in favor of the plaintiff. CQ Penglin shall pay an aggregate of RMB 6,663,550.34 in principal, interest and interest penalty. As of the date of this prospectus supplement, CQ Penglin has not made any payment.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Zili Zhang and Chongqing Pengmei Supermarket Co., Ltd.

On August 4, 2020, PLS sued Zili Zhang in connection with a loan agreement between PLS and Zili Zhang dated December 21, 2017. In the complaint, PLS requested Zili Zhang to repay the principal of RMB2,550,000 and the interest of RMB703,870 and CQ Pengmei to bear joint and several liability for the above repayment. On May 17, 2021, the court heard the case. On June 21, 2021, the court issued the verdict. Zili Zhang was ordered to repay PLS principal in the amount of RMB 2,520,000, penalty interest in the amount of RMB 740,025, and interest at an annual rate of 18% from October 21, 2020 until full repayment. CQ Pengmei was ordered to bear joint and several liability for the above repayment. As of the date of this prospectus supplement, neither Zili Zhang nor CQ Pengmei has made any payment.

Chongqing Haobangshou E-Commerce Co., Ltd. v. Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., Guang’an Yongpeng Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd. Penglin Wang, Mingwen Wang, and Zeshu Dai

On October 10, 2019, Chongqing Haobangshou E-Commerce Co., Ltd. (“Haobangshou”) entered into a partnership agreement, as supplemented on October 20, 2019 with CQ Penglin, pursuant to which Haobangshou agreed to provide funds to CQ Penglin for purchase of live hogs and CQ Penglin agreed to provide facilities for slaughtering. The parties will share profits of pork sales. On June 28, 2020, CQ Penglin and Haobangshou decided to terminate cooperation. During the term of the agreement, Haobangshoud provided funds in the total amount of RMB 13,140,000 to CQ Penglin. It was agreed that CQ Penglin will pay off the loan within three months from June 28, 2020. On September 25, 2020, CQ Penglin, Zeshu Dai and Mingwen Wang issued a guarantee letter to Haobangshou in connection with repayment of the principal and interest. On June 30, 2021, the court ruled in favor of the Haobangshou. CQ Penglin was ordered to repay RMB 13,140,000 and interest at 12% per annum. Zeshu Dai, Mingwen Wang and Penglin Wang shall bear joint and several liability for the above repayment. As of the date of this prospectus supplement, CQ Penglin has not made any payment.

Xiaolong Lai v. Chongqing Penglin Food Co., Ltd., Mingwen Wang, Zeshu Dai

On May 31, 2018, Mr. Xiaolong Lai waired RMB1,000,000 (approximately $154,800) to a third party, Mr. Yifan Pu. On July 5, 2018, Mr. Xiaolong Lai and CQ Penglin entered into a funding agreement, pursuant to which Mr. Lai agreed to loan RMB1,000,000 to CQ Penglin with an interest in 50% of the principal amount. On the same day, CQ Penglin, Ms. Zeshu Dai and Mr. Mingwen Wang issued a receipt of RMB1,000,000 to Mr. Lai. On September 17, 2019, CQ Penglin issued a note to Mr. Lai stating that CQ Penglin owed Mr. Lai RMB1,500,000, of which RMB1,000,000 was the principal and RMB500,000 was the interest, and that the loan shall extend until November 14, 2019. On the same day, Mr. Wang signed a personal guaranty letter to Mr. Lai stating that Mr. Wang would personally guarantee the repayment of principal and interest. On December 10, 2019, Ms. Zeshu Dai paid RMB200,000 to Mr. Lai. On January 7, 2021, Mr. Lai sued CQ Penglin, Ms. Dai and Mr. Wang. CQ Penglin claimed that it paid Mr. Yifan Pu RMB12,000,000 deposit in connection with another transaction, of which Mr. Pu has only returned RMB7,570,000. CQ Penglin issued the receipt, the note and the guaranty letter because it misunderstood RMB1,000,000 of the amount returned by Mr. Pu was the loan from Mr. Lai. The trial court ruled in favor of Mr. Lai on July 2, 2021. CQ Penglin, Ms. Dai and Mr. Wang appealed on July 12, 2021. On October 8. 2021, the appellate court upheld the trial court’s verdict and ordered CQ Penglin, Ms. Dai and Mr. Wang to pay the principal in the amount of RMB1,000,000 and interest in the rate of 2% per month from January 26, 2019 to August 19, 2020 and four times the LPR in China thereafter. As of the date of this prospectus supplement, CQ Penglin has not made any payment.

Chongqing Financing Re-guarantee Co., Ltd. v. Chongqing Penglin Food Co., Ltd., Guang’an Yongpeng Food Co., Ltd., Chongqing Mingwen Food Co., Ltd., Chongqing Pengmei Supermarket Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., Zeshu Dai, Mingwen Wang, Penling Wang, et al.

In September 2018, CQ Penglin entered into a loan agreement with Chongqing Rural Commercial Bank, for a loan in the amount of RMB 18,700,000 for a term from December 22, 2018 to December 6, 2019. CQ Penglin entered into a guarantee agreement pursuant to which Chongqing Financing Re-guarantee Co., Ltd. agreed to serve as the guarantee for the loan. CQ Penglin repaid a total of RMB 1,200,000 in principal during the term of the loan agreement and entered into an extension agreement with Chongqing Rural Commercial Bank in November 2020, pursuant to which CQ Pengling agreed to repay the remainder of the principal by June 30, 2020. In July 2019, Chongqing Financing Re-guarantee Co., Ltd. paid RMB 3,500,000 in principal on behalf of CQ Penglin.

During the period from June 2020 to November 2020, CQ Penglin repaid RMB 1,400,000 in principal and entered into another extension agreement with Chongqing Rural Commercial Bank, pursuant to which CQ agreed to repay the remainder of the principal by March 31, 2021. In December 2020, Chongqing Financing Re-guarantee Co., Ltd. paid RMB 1,600,000 in principal and RMB 145,704.11 in interest on behalf of CQ Penglin.

In March 2021, Chongqing Financing Re-guarantee Co., Ltd. paid RMB 1,000,000 in principal and RMB 203,996 in interest on behalf of CQ Penglin. Subsequently, CQ Penglin repaid RMB10,000 in principal. In June 2021, Chongqing Financing Re-guarantee Co., Ltd paid RMB 9,990,000 in principal and RMB 192,095.32 in interest on behalf of CQ Penglin.

Subsequently, CQ Penglin pledged RMB 1,000,000 and Zeshu Dai pledged her real estate in Beibei, Chongqing, to Chongqing Financing Re-guarantee Co., Ltd. In addition, Guang’an Yongpeng Food Co., Ltd., Chongqing Mingwen Food Co., Ltd., Chongqing Pengmei Supermarket Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., Zeshu Dai, Mingwen Wang, Penling Wang, Yong Wang, Yuan Liu, Yushuang Yang agreed to guarantee repayment of the Chongqing Rural Commercial Bank.

Chongqing Financing Re-guarantee Co., Ltd. sued CQ Penglin, Zeshu Dai and the loan guarantors. On December 13, 2021, the court ruled in favor of Chongqing Financing Re-guarantee Co., Ltd. CQ Penglin has been ordered to reimburse Chongqing Financing Re-guarantee Co., Ltd. a total of RMB 15,412,627.60, loss in the amount of four times the China Loan Prime Rate (LPR) of RMB 15,412,627.60, and legal fees of Chongqing Financing Re-guarantee Co., Ltd. in a total amount of RMB 148,056.49. The real estate of Zeshu Dai shall be auctioned and Chongqing Financing Re-guarantee Co., Ltd. shall have priority in receiving the proceeds of such sales. The foregoing loan guarantors shall bear joint and several liability for the above-mentioned repayments. As of the date of this prospectus supplement, Zeshu Dai and the loan guarantors have not made any payment.

Low Profit Margin of JMC

During the fiscal years ended June 30, 2021 and 2020, revenues from feed raw material business, which was conducted through JMC, were US$80,498,435 and US$24,248,765, respectively, and cost of feed raw material business were US$77,501,417 and US$22,219,528, respectively. The gross profit margins of feed raw material were approximately 3.72% and 8.37% during the fiscal years ended June 30, 2021 and 2020, respectively. The feed raw material industry in China has a low barrier to enter and is very competitive. wholesale market is highly fragmented. We face strong competition in terms of distribution, quality, price, and availability. Some of our competitors are able to respond more quickly and effectively than we can to new or changing opportunities, resources, standards or customer requirements. Competitors have used cost advantages as a result of greater volumes to compete aggressively with us on price. Certain customers are also current or prospective competitors and as a result, assistance that we provide to them as customers may ultimately result in increased competitive pressure against us. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. For these reasons, we may not be able to compete successfully against our current or future competitors in a cost-effective way and the business outlook of the feed raw material business is weak.

Uncertainty Regarding the VIE Structure and Operations in China

For accounting purposes, the Company receives economic benefits of the VIEs through certain contractual arrangements (the “VIE Agreements”), which enable the Company to consolidate the financial results of the VIEs in the consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and the structure involves unique risks to investors. Because the Company do not have direct equity interest in the VIEs, we are subject to the risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date hereof. If the Chinese regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our operation and financial performance. It could also result in a material change in the value of our ordinary shares, causing the value of our ordinary shares to significantly decline or become worthless.

Additionally, we are subject to certain legal and operational risks associated with the operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our subsidiaries’ and the VIEs’ operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We, our subsidiaries, and the VIEs are not currently required to obtain permission from any of the PRC authorities to operate and issue our ordinary shares to foreign investors. We, our subsidiaries, and the VIEs are not required to obtain permission or approval in connection with the VIEs’ operations from the China Securities Regulatory Commission (“CSRC”) or Cyberspace Administration of China (“CAC”) or any other governmental agency, nor have we or our subsidiaries or the VIEs received any denial for the VIEs’ operations. However. since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Our ordinary shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or HFCAA, if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection conducted during November 2021, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares.

Fairness Opinion

In evaluation the total purchase price, the Board engaged Asia-Pacific Consulting and Appraisal Limited (“APA”) to deliver a fairness opinion (the “Fairness Opinion”, a copy of which is attached as Annex B). As a result, on April 4, 2022, the Board decides that it is advisable to sell all the equity interest in WVM and China Silanchi for a total price of US$1,000,000 pursuant to the terms and conditions of the Share Purchase Agreement.

In issuing the Fairness Opinion, APA reviewed the audited consolidated financial statements of WVM and China Silanchi for the fiscal year ended June 30, 2021, certain historical business and financial information concerning WVM and China Silanchi, a detailed financial projection model for JMC (“JMC Projection”), prepared and provided by the Company, certain internal documents relating to the past and current operations, financial conditions and probably future outlook provided by the Company, and the transaction documents in connection with the proposed Disposition, including but not limited to the Share Purchase Agreement, a series of debt assignment and assumption agreements between Xiangtai HK and Xiangtai WFOE and WVM dated March 30, 2022, the debt settlement and mutual release agreement entered by and between the Company and WVM dated March 30, 2022, and the written resolution of the Board regarding the above-mentioned debt assignment and assumption agreements and debt settlement and mutual release agreement. APA also discussed with the management of the Company regarding the Company’s plan and intentions with respect to the future management and operation of WVM and China Silanchi, performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, market approach, cost approach, and conducted such other analyses and considered such other factors as APA deemed necessary or appropriate. APA relied on the JMC Projection in performing their analysis.

In performing the analyses and rending the Fairness Opinion, APA has:

-	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to APA from private sources, including the management of the Company, that the decision of the Board of Directors of the Company;
-	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the proposed Disposition, including whether all procedures required by law to be taken in connection with the proposed Disposition have been duly, validly and timely taken;
-	Assumed that any estimates, evaluations, forecasts and projections including, without limitation to, the projection furnished to APA by the management of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and APA expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;
-	Assumed that the tax rate applicable to WVM’s and China Silanchi’ business will be 25%;
-	Assumed that all information relating to WVM and China Silanchi and the proposed Disposition provided to APA and representations made by the management of the Company regarding WVM and China Silanchi and the proposed Disposition are true and accurate in all material respects, did not and does not omit to state a material fact in respect of the subsidiaries and consolidated variable interest entities of WVM and China Silanchi or the proposed Disposition necessary to make the information not misleading in light of the circumstances under which the information was provided;
-	Assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith;
-	Assumed that the final versions of all documents reviewed by APA in draft form, including the Transaction Documents, conform in all material respects to the drafts reviewed;
-	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of WVM and China Silanchi since the date of the most recent financial statements and other information made available to APA, and that there is no information or facts that would make the information reviewed by APA incomplete or misleading;
-	Assumed that all of the conditions required to implement the proposed Disposition will be satisfied and that the proposed Disposition will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and
-	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Disposition will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on WVM and China Silanchi or the contemplated benefits expected to be derived in the proposed Disposition.

In reviewing the proposed Disposition in terms of fairness from a financial point of view to the shareholders of the Company, APA’s considerations included the proposed Disposition consideration relative to the assessment of value based on the valuation and financial review procedures described in the Fairness Opinion.

Based upon and subject to such review and assumption, APA is of the opinion that as of the date of the Fairness Opinion, the consideration to be received by the Company in the proposed Disposition is fair, from a financial point of view, to the shareholders of the Company.

Effects of the Disposition

Currently, the corporate structure of the Company is as follows:

After the Disposition, the corporate structure of the Company will be as follows:

Financial Information

We have prepared unaudited pro forma consolidated financial statements and notes thereto of the Company, giving effect to the Disposition, included in the financial statements beginning on page F-2. The unaudited pro forma consolidated financial statements have been prepared from our historical consolidated financial statements and give effect to the Disposition. There can be no assurance that the Disposition will be consummated. The unaudited pro forma consolidated balance sheet for the fiscal years ended June 30, 2021 and 2020 and the unaudited pro forma consolidated statements of operations for the fiscal years ended June 30, 2021, 2020 and 2019 have been prepared with the assumption that the Disposition were completed as of the beginning of the applicable period.

The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Company had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of the Company and the notes thereto contained in the 2021 Annual Report, which includes the audited financial statements for the fiscal years ended June 30, 2021 and 2020.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TO DISPOSE OF WVM INC. AND CHINA SILANCHI HOLDING LIMITED, AS WELL AS ALL OF ITS SUBSIDIARIES AND VIES.

PROPOSAL TWO

CHANGE OF DIRECTOR AND OFFICER

General

We are proposing to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai as a director, Chairwoman of the Board and the Chief Executive Officer.

There are no family relationships between Mr. Wang and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Wang is set forth below:

Lucas Wang, age 38

Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over 8 years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

In 2019, Mr. Wang founded BitGeek Group, a company that engages in ETC, IPFs and other crypto currency mining, data center operation and Web 3.0 investment. In 2017, Mr. Wang founded HashCow group, a company that engages in POW crypto currency mining and data center operation such as Bitcoin and LTC. In 2019, Mr. Wang founded Yuanchuang Investment Management Co., Ltd., a company that engages in the research and implementation of blockchain technology and investment and management of multiple blockchain projects. Over the past eight years, he has led his team to achieve an industry-leading position in cryptocurrency mining sector. He has designed, invested, and managed more than 10 blockchain supercomputing centers with a capacity of more than 1000MW, and operates across many continents, including the United States, Canada in North America, Russia, China and Kazakhstan in Asia, and Ethiopia in Africa. Mr. Wang is also a senior player and investor in the field of IPFS. He began to deploy and invest in IPFS mining before online of the testing site in 2020, with more than 300p in hash power. Mr. Wang also served as Executive chairman of WBA World Mining Development Alliance. He received his Master’s degree in Business Administration from Hong Kong Finance and Economics College.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TO CHANGE THE DIRECTOR AND OFFICER.

PROPOSAL THREE

CHANGE OF LEGAL NAME

(ITEM 2 ON THE PROXY CARD)

General

We are proposing a change of the Company’s name to “Bit Origin Limited” (the “Name Change”).

Purpose of the Name Change

The purpose of the Name Change is part of our rebranding and marketing efforts focused on a more diverse series of products and services that we provide.

Potential Effects of Proposed Name Change

If shareholders approve this proposal, the Name Change will become effective immediately upon such approval. The Name Change will affect all holders of our ordinary shares and uniformly. The Name Change is not intended to, and will not, affect any shareholder’s percentage ownership interest in our Company.

The Name Change will not change the terms of our ordinary shares . After the Name Change, our ordinary shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our ordinary shares now authorized. Our ordinary shares will remain fully paid and non-assessable. In addition, we plan to the change CUSIP numbers of our ordinary shares as a result of the Name Change. Shareholders will not be requested to surrender for exchange any stock certificates or warrant certificates they hold. On and after the effective date of the Name Change, the stock certificates representing the outstanding ordinary shares will continue to be valid. Following the effective date of the Name Change, newly issued stock certificates will bear the Company’s new name, but this will not affect the validity of stock certificates already outstanding.

Vote Required and Board Recommendation

This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL FOR THE CHANGE OF CORPORATE NAME.

PROPOSAL FOUR
INCREASE THE SHARE CAPITAL FROM US$1,500,000 CONSISTING OF 150,000,000 ORDINARY SHARES TO US$3,000,000 CONSISTING OF 300,000,000 ORDINARY SHARES

(ITEM 3 ON THE PROXY CARD)

General

We are proposing an increase of the share capital of the Company from US$1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to US$3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share (the “Increase of Authorized Share Capital”).

Purpose of the Increase of Authorized Share Capital

It is desirable to have the flexibility to issue or reserve for issuance ordinary shares for various purposes, as our Board may deem advisable, such as for future financings, to satisfy the issuance of ordinary shares on the conversion or exercise of our convertible securities, to provide equity incentive to employees, consultants, officers and directors, to make stock-based acquisitions and for other general corporate purposes.

In addition to fund-raising opportunities, we also engage in periodic discussions with potential partners, strategic investments and acquisition candidates. If any of these discussions came to a definitive understanding, it is possible that we could use some of the newly authorized shares in connection with one or more such transactions. Acquisitions can be a key component of growth and, from time to time, consideration for acquisitions may include the issuance of ordinary shares.

The newly authorized ordinary shares would be available for issuance without further action by shareholders except as required by law, our Memorandum and Articles of Association, as amended, or applicable stock exchange requirements. Any such issuance could have the effect of diluting existing shareholders. Our Memorandum and Articles of Association, as amended, do not include any preemptive or other rights of shareholders to subscribe for any ordinary shares which may in the future be issued by us, which means that current shareholders do not have a prior right to purchase any new issue of ordinary shares in order to maintain their proportionate ownership of ordinary shares.

In addition to the corporate purposes mentioned above, an increase in the number of authorized ordinary shares may make it more difficult to, or discourage an attempt to, obtain control of our company by means of a takeover bid that the Board determines is not in the best interest of the Company and its shareholders. However, our Board is not aware of any attempt to take control of our company, and our Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

Potential Effects of Proposed Increase of Authorized Share Capital

If shareholders approve this proposal, the Increase of Authorized Share Capital will become effective immediately upon such approval. The additional ordinary shares to be authorized by shareholder approval of this Proposal would have rights identical to the currently outstanding ordinary shares.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TO INCREASE SHARE CAPITAL.

PROPOSAL FIVE
AMEND AND RESTATE THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 4 ON THE PROXY CARD)

As discussed in Proposal 3 and Proposal 4, we propose the Name Change and the Increase of Authorized Share Capital. The Name Change and the Increase of Authorized Share Capital, if approved, will become effective immediately upon such approval. In addition, in January, the Company changed its registered office to the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Grand Cayman, Cayman Islands, KY1-1196 (the “Registered Office Change”). Therefore, we are proposing to amend and restate the Memorandum and Articles of Association to incorporate the Name Change, the Increase of Authorized Share Capital and the Registered Office Change in the form annexed hereto as Annex C.

Pursuant to our Memorandum and Articles of Association, as amended, and the Companies Act (2021 Revision) of Cayman Islands, the amendment to the Memorandum and Articles of Association shall be approved by a two-thirds (2/3rd) majority of shareholders entitled to vote at the Special Meeting. If Proposal 2 and 3 are approved and Proposal 4 is not approved, while the Name Change and the Increase of Authorized Share Capital will be effective, but our Memorandum and Articles of Association will not reflect such changes. We encourage you to vote “FOR” this proposal.

Vote Required

This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TO AMEND AND RESTATE THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

GENERAL

Availability of Annual Report to Shareholders

Our 2021 Annual Report, including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2021 Annual Report is also available on the Company’s website at http://ir.plinfood.com/ and in print by written request addressed to the Chief Financial Officer of the Company as follows:

Email: wx@plinfood.com

Mail: c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this proxy statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & proxy statement and the Annual Report are available at http://ir.plinfood.com/.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Statements	F-2

Notes to Unaudited Pro Forma Financial Statements	F-

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2021

		Pro Forma	Pro Forma		Pro Forma
	Xiangtai	Disposal	Adjustments	Note	Combined
		(Unaudited)	(Unaudited)		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$7,603	$(5,660)	$15,123,551	(b)	$4,677,254
			(6,999,200)	(c)
			14,828,000	(d)
			(5,995,640)	(e)
			(13,281,400)	(f)
			1,000,000	(h)
Accounts receivable, net	11,142,558	(11,142,558)	-		-
Inventories	229,392	(229,392)	-		-
Prepayments, net	2,051,547	(1,921,459)	-		130,088
Other receivables	-	-	3,027,052	(g)	3,027,052
Current assets of discontinued operations	19,090,614	(19,090,614)	-		-

Total current assets	32,521,714	(32,389,683)	7,702,363		7,834,394

PROPERTY, PLANT AND EQUIPMENT, NET	4,395	(4,395)	6,999,200	(c)	26,276,240
			5,995,640	(e)
			13,281,400	(f)

OTHER ASSETS
Deferred tax assets	2,331,145	(2,331,145)	-		-
Other assets of discontinued operations	6,018,574	(6,018,574)	-		-

Total other assets	8,349,719	(8,349,719)	-		-

TOTAL ASSETS	$40,875,828	$(40,743,797)	$33,978,603		$34,110,634

CURRENT LIABILITIES
Short term bank loans	$782,073	$(782,073)	$-		$-
Convertible debenture, net	1,300,000	-	-		1,300,000
Accounts payable	9,966,193	(9,966,193)	-		-
Customer deposits	4,309,819	(4,309,819)	-		-
Customer deposits - related party	5,958	(5,958)	-		-
Other payables and accrued liabilities	242,410	(24,365)	-		218,045
Other payables - related parties	3,229,948	(2,509,139)	-		720,809
Taxes payable	1,034,421	(1,034,421)	-		-
Current liabilities of discontinued operations	17,826,470	(17,826,470)	-		-

Total current liabilities	38,697,292	(36,458,438)	-		2,238,854

OTHER LIABILITIES
Other liabilities of discontinued operations	3,798,524	(3,798,524)	-		-

TOTAL LIABILITIES	42,495,816	(40,256,962)	-		2,238,854

SHAREHOLDERS' EQUITY (DEFICIENCY)

Ordinary share, $0.01 par value	407,167	-	6,000	(a)	766,161
			171,754	(b)
			181,240	(c)
Additional paid-in-capital	32,175,798	-	(6,000)	(a)	68,309,294
			14,951,797	(b)
			14,646,760	(c)
			3,513,887	(h)
			3,027,052	(g)
Deferred stock compensation	(21,140)	-	-		(21,140)
(Accumulated deficit) retained earnings	(38,574,620)	3,905,972	(2,513,887)	(h)	(37,182,534)
Statutory reserves	1,670,367	(1,670,367)	-		-
Accumulated other comprehensive income	1,120,774	(1,120,774)	-		-

Total shareholders' (deficiency) equity	(3,221,654)	1,114,831	33,978,603		31,871,780

NONCONTROLLING INTERESTS	1,601,666	(1,601,666)	-		-

Total liabilities and shareholders' equity	$40,875,828	$(40,743,797)	$33,978,603		$34,110,634

(a)	Reflects the payment of JMC acquisition contingent consideration with total consideration of 600,000 ordinary shares of Xiangtai Food. The transaction was completed on August 24, 2021.

(b)	Reflects the sale of 17,175,412 ordinary shares and warrants to purchase up to 17,175,412 ordinary shares of the Company for the net proceeds of $15,123,551, determined using the closing price of $0.96 on November 22, 2021. The transaction was completed on November 24, 2021.

(c)	Reflects the purchase of 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax on December 15, 2021.

(d)	Reflects the sale of 18,124,000 ordinary shares and warrants to purchase up to 18,124,000 ordinary shares of the Company for the amount of $14,828,000, determined using the closing price of $0.89 on January 10, 2022. The transaction was completed on February 2, 2022.

(e)	Reflects the purchase of 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax on January 6, 2022.

(f)	Reflects the purchase of 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax on February 14, 2022.

(g)	Reflects the debt assignment and assumption agreements among Xiangtai BVI, Xiangtai WFOE and the Company signed on March 30, 2022.

(h)	Reflects the disposal of Xiangtai BVI and Silanchi at a total consideration of $1 million had occurred on March 31, 2022.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2020

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$1,071,564	$(907,924)		$163,640
Accounts receivable, net	9,833,936	(9,833,936)		-
Other receivables, net	41,687	(12,747)		28,940
Prepayments, net	1,057,423	(1,039,017)		18,406
Current assets of discontinued operations	38,271,324	(38,271,324)		-

Total current assets	50,275,934	(50,064,948)		210,986

PROPERTY, PLANT AND EQUIPMENT, NET	10,121	(10,121)		-

OTHER ASSETS
Deferred tax assets	648,768	(648,768)		-
Goodwill	5,185,866	(5,185,866)		-
Other assets of discontinued operations	7,228,745	(7,228,745)		-

Total other assets	13,063,379	(13,063,379)		-

TOTAL ASSETS	$63,349,434	$(63,138,448)		$210,986

CURRENT LIABILITIES
Short term bank loans	$1,245,489	$(1,245,489)		$-
Loans from third parties	500,000	-		500,000
Convertible debenture, net	4,768,312	-		4,768,312
Accounts payable	5,727,718	(5,727,718)		-
Customer deposits	1,159,902	(1,159,902)		-
Customer deposits - related party	-	-		-
Other payables and accrued liabilities	409,725	(19,603)		390,122
Other payables - related parties	2,264,566	(1,841,150)		423,416
Taxes payable	399,276	(399,276)		-
Current liabilities of discontinued operations	16,260,602	(16,260,602)		-

Total current liabilities	32,735,590	(26,653,740)		6,081,850

OTHER LIABILITIES
Other liabilities of discontinued operations	3,787,008	(3,787,008)		-

TOTAL LIABILITIES	36,522,598	(30,440,748)		6,081,850

SHAREHOLDERS' EQUITY (DEFICIENCY)

Ordinary share, $0.01 par value	239,711	-		239,711
Additional paid-in-capital	15,765,411	-		15,765,411
Deferred stock compensation	(47,708)	-		(47,708)
Retained earnings (accumulated deficit)	7,034,899	(28,863,177)		(21,828,278)
Statutory reserves	1,670,367	(1,670,367)		-
Accumulated other comprehensive loss	(856,218)	856,218		-

Total shareholders' equity (deficiency)	23,806,462	(29,677,326)		(5,870,864)

NONCONTROLLING INTERESTS	3,020,374	(3,020,374)		-

Total liabilities and shareholders' equity	$63,349,434	$(63,138,448)		$210,986

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2021

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$80,498,435	$(80,498,435)	(a)	$-

COST OF REVENUE	77,501,417	(77,501,417)	(a)	-

GROSS PROFIT	2,997,018	(2,997,018)		-

SELLING EXPENSES	(238,624)	238,624	(a)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(2,007,609)	422,557	(a)	(1,585,052)
PROVISION FOR DOUBTFUL ACCOUNTS	(6,324,020)	6,324,020	(a)	-
STOCK COMPENSATION EXPENSE	(1,889,173)	-		(1,889,173)
IMPAIRMENT OF GOODWILL	(5,533,507)	5,533,507	(a)	-

LOSS FROM OPERATIONS	(12,995,915)	9,521,690		(3,474,225)

OTHER INCOME (EXPENSE), NET
Interest income	1,114	(1,114)	(a)	-
Interest expense	(294,139)	138,091	(a)	(156,048)
Other finance expenses	(136,456)	1,496	(a)	(134,960)
Other income, net	100	(100)	(a)	-
Gain on debt settlements	125,215	-		125,215

TOTAL OTHER EXPENSES, NET	(304,166)	138,373		(165,793)

LOSS BEFORE PROVISION FOR INCOME TAXES	(13,300,081)	9,660,063		(3,640,018)

BENEFIT OF INCOME TAXES	1,002,346	(1,002,346)	(a)	-

NET LOSS FROM CONTINUING OPERAITONS	(12,297,735)	8,657,717		(3,640,018)

NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	(34,785,232)	(8,657,717)	(a)	(43,442,949)
Net loss on sale of discontinued operations, net of applicable income taxes	-	(2,513,887)	(a)	(2,513,887)
LOSS FROM DISCONTINUED OPERATIONS	(34,785,232)	(11,171,604)		(45,956,836)

NET LOSS	(47,082,967)	(2,513,887)		(49,596,854)

Less: Net loss attributable to non-controlling interest from continuing operations	(1,473,448)	1,473,448	(a)	-

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(45,609,519)	$(3,987,335)		$(49,596,854)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic and Diluted	33,194,383			33,194,383

Loss per share:
Continuing operations	$(0.33)			$(0.11)
Discontinued operations	$(1.05)			$(1.38)

(a)	Reflects the disposal of Xiangtai BVI and Silanchi as if the disposition of Xiangtai BVI and Silanchi at a total consideration of $1 million had occurred on July 1, 2020.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2020

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$24,248,765	$(24,248,765)	(a)	$-

COST OF REVENUE	22,219,528	(22,219,528)	(a)	-

GROSS PROFIT	2,029,237	(2,029,237)		-

SELLING EXPENSES	(63,863)	63,863	(a)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(2,978,213)	465,942	(a)	(2,512,271)
PROVISION FOR DOUBTFUL ACCOUNTS	(666,690)	666,690	(a)	-
STOCK COMPENSATION EXPENSE	(930,223)	-		(930,223)

LOSS FROM OPERATIONS	(2,609,752)	(832,742)		(3,442,494)

OTHER INCOME (EXPENSE), NET
Interest income	2,450	(2,450)	(a)	-
Interest expense	(167,097)	43,885	(a)	(123,212)
Other finance expenses	(362,413)	3,226	(a)	(359,187)
Other expense, net	(6,255)	6,255	(a)	-

TOTAL OTHER EXPENSES, NET	(533,315)	50,916		(482,399)

LOSS BEFORE PROVISION FOR INCOME TAXES	(3,143,067)	(781,826)		(3,924,893)

PROVISION FOR INCOME TAXES	(223,173)	223,173	(a)	-

NET LOSS FROM CONTINUING OPERAITONS	(3,366,240)	(558,653)		(3,924,893)

NET LOSS FROM DISCONTINUED OPERATIONS	(1,033,293)	1,033,293	(a)	-

NET LOSS	(4,399,533)	474,640		(3,924,893)

Less: Net income attributable to non-controlling interest from continuing operations	477,409	(477,409)	(a)	-

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(4,876,942)	$952,049		$(3,924,893)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic and Diluted	22,417,524			22,417,524

Loss per share:
Continuing operations	$(0.16)			$(0.18)
Discontinued operations	$(0.06)			$-

(a)	Reflects the disposal of Xiangtai BVI as if the disposition of Xiangtai BVI at a total consideration of $1 million had occurred on July 1, 2019.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2019

\		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$-	$-		$-

COST OF REVENUE	-	-		-

GROSS PROFIT	-	-		-

SELLING EXPENSES	-	-		-
GENERAL AND ADMINISTRATIVE EXPENSES	(511,211)	201,745	(a)	(309,466)

LOSS FROM OPERATIONS	(511,211)	201,745		(309,466)

OTHER INCOME (EXPENSE), NET
Interest income	1,763	(1,763)	(a)	-
Other finance expenses	(927)	927	(a)	-
Other income, net	4	(4)	(a)	-

TOTAL OTHER INCOME, NET	840	(840)		-

LOSS BEFORE PROVISION FOR INCOME TAXES	(510,371)	200,905		(309,466)

PROVISION FOR INCOME TAXES	-	-		-

NET LOSS FROM CONTINUING OPERAITONS	(510,371)	200,905		(309,466)

NET INCOME FROM DISCONTINUED OPERATIONS	4,873,962	(4,873,962)	(a)	-

NET INCOME	$4,363,591	$(4,673,057)		$(309,466)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic	20,319,723			20,319,723
Diluted	20,944,951			20,944,951

(Loss) income per share - basic
Continuing operations	$(0.03)			$(0.02)
Discontinued operations	$0.24			$-

(Loss) income per share - diluted
Continuing operations	$(0.02)			$(0.01)
Discontinued operations	$0.23			$-

(a)	Reflects the disposal of Xiangtai BVI as if the disposition of Xiangtai BVI at a total consideration of $1 million had occurred on July 1, 2018.

Note 1 – Pro Forma and Basis of Presentation

The Board of Director has decided that it is the best interest of China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) and its shareholder to enter into a securities purchase agreement (the “Agreement”) to sell 100% equity interest in WVM Inc. (“Xiangtai BVI”) and China Silanchi Holding Limited (“Silanchi”) (collectively, the “Targets”) to Ocean Planet Future Limited in exchange for a total consideration of $1,000,000 in the form of cash due upon closing (the “Disposition”). The operating entities of the Targets include following companies: Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), CVS Limited (“Xiangtai HK”), Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”) and Haochuangge Limited (“Haochuangge”).

The unaudited pro forma financial statements (“Pro Forma”) have been prepared in connection with the Disposition, and are intended to reflect the impact of the Disposition on the Company’s consolidated financial statements and present the pro forma combined financial position and result of the operations of the Company after giving effect to the Disposition. The Pro Forma have been prepared for illustrative purposed only and to give effect to the Disposition pursuant to the assumptions described in the notes to the Pro Forma. The unaudited pro forma combined balance sheets as of June 30, 2021 and 2020 give effect to the Disposition as if it had occurred on June 30, 2021 and 2020, respectively. The unaudited pro forma combined statements of operations for the years ended June 30, 2021, 2020 and 2019 give effect to the Disposition as if it had occurred on July 1, 2020, 2019 and 2018.

The Pro Forma are provided for illustrative purposes only, and do not purport to represent what the disposed Company’s financial results would have been had the Disposition occurred on the dates indicated. The Pro Forma do not purport to project the future financial position or operating results of the Company. The future financial position and results of operations of the Company may differ, perhaps significantly, from the Pro Forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the dates of the pro forma financial information. The adjustments included in the Pro Forma are preliminary and may be revised. There can be no assurance that any revisions to estimates will not result in material changes to the information presented.

Note 2 – Notes and Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets

The Pro Forma adjustments have been prepared to illustrate the estimated effect of the disposition of 100% equity interest in the Company and its subsidiaries and certain other adjustments and to illustrate the effect of subsequent equity or material transactions. The historical consolidated balance sheets have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, and (ii) factually supportable.

(a)	The Company paid JMC acquisition contingent consideration with total consideration of 600,000 ordinary shares of Xiangtai Food. The transaction was completed on August 24, 2021.

(b)	On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million. The purchase price for each Share and the corresponding Warrant is $0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

(c)	On December 15, 2021, SonicHash Canada entered into a sales and purchase agreement with Mineone Inc., pursuant to which SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada and will be deployed for Bitcoin mining in the future.

(d)	The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors (the “Purchasers”) pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716 million. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants. The offering was closed on February 2, 2022.

(e)	On January 6, 2022, SonicHash US entered into a sales and purchase agreement with HashCow LLC (“HashCow”), pursuant to which SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, payable within 5 business days from the date of the agreement. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are expected to be delivered in batches to U.S.

(f)	On February 14, 2022, SonicHash US entered into sales and purchase agreements with HashCow LLC (“HashCow”) and AGM Technology Limited (“AGM”), pursuant to which SonicHash US purchased 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price in 5 business days upon signing of the agreement and the cryptocurrency mining equipment are expected to be delivered to U.S. by April 30, 2022.

(g)	Xiangtai HK received intracompany loans in an aggregate amount of $8,928,489 with no interest from the Company during the period from June 2019 to July 2020 and pursuant to a debt assignment and assumption agreement between Xiangtai BVI and Xiangtai HK dated March 30, 2022. Xiangtai BVI assumed approximately 80% obligations of $7,144,520. Xiangtai WFOE received intracompany loans in an aggregate amount of RMB 60,870,501 ($8,992,164) with no interest from the Company during the period from August 2020 to December 2020. Pursuant to a debt assignment and assumption agreement between Xiangtai BVI and Xiangtai WFOE dated March 30, 2022, Xiangtai BVI assumed the full obligations of $8,992,164. The remaining unsettled intercompany loans in an aggregate amount of $3,027,052 remain unchanged.

(h)	On March 31, 2022, the Company entered into a share purchase agreement with Ocean Planet Future Limited (“the Buyer”), pursuant to which the Buyer buys all of the issued and outstanding ordinary shares of Xiangtai BVI and Silanchi at a consideration price of $1,000,000 payable in cash upon closing.

Note 3 – Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Pro Forma adjustments have been prepared to illustrate the estimated effect of the disposition of 100% equity interest in the Company and its subsidiaries and certain other adjustments and to illustrate the effect of subsequent equity or material transactions. The historical consolidated statements of operations have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a subsequent and continuing impact on the disposal results of Disposition. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

(a)	It reflects the disposal of Xiangtai BVI and Silanchi as if the disposition of Xiangtai BVI and Silanchi at a total consideration of $1,000,000 had occurred on July 1, 2020, 2019 and 2018.

Annex A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement"), dated as of March 31, 2022, is entered into among China Xiangtai Food Co., Ltd., a Cayman Islands company ("Seller") and Ocean Planet Future Limited (the “Buyer”). Capitalized terms used in this Agreement have the meanings given to such terms herein.

RECITALS

WHEREAS, Seller owns all of the issued and outstanding ordinary shares of WVM Inc. and China Silanchi Holding Limited (the "Shares"), both were formed under the laws of the British Virgin Islands and are subsidiaries of the Seller; and

WHEREAS, Seller wishes to sell to Buyers, and Buyers wish to purchase from Seller, the Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Purchase and sale

Section 1.01                     Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2.01), Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Shares, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, option, equitable interest, restriction of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an "Encumbrance").

Section 1.02                     Purchase Price. The aggregate purchase price for the Shares shall be $1 million (the "Purchase Price"), payable in cash upon Closing (as defined in Section 2.01).

ARTICLE II
CLOSING

Section 2.01                     Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on a date mutually agreed by the parties after the date all of the conditions described in Section 2.02 are met (the "Closing Date").

Section 2.02                    Conditions to Closing. A majority of holders of the ordinary shares of the Seller shall approve the transaction contemplated herein.

Section 2.03                        Seller Closing Deliverables. At the Closing, Seller shall deliver to Buyer the following:

(a)               Share certificates evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required share transfer tax stamps affixed thereto; and

(b)               Copies of all resolutions of the board of directors and the shareholders of Seller authorizing the execution, delivery, and performance of this Agreement, and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the "Transaction Documents") to which Seller is a party and the consummation of the transactions contemplated hereby and thereby.

Section 2.04                     Buyer Closing Deliverables. At the Closing, each Buyer shall deliver to Seller the Purchase Price.

ARTICLE III
Representations and warranties of seller

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof. For purposes of this Article III, "Seller's knowledge," "knowledge of Seller," and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller, after due inquiry.

Section 3.01                     Organization and Authority of Seller. Seller is a company duly organized, validly existing, and in good standing under the laws (as defined in Section 3.03) of the Cayman Islands. Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and each Transaction Document to which Seller is a party constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 3.02                     Organizations, Authority, and Qualification of WVM Inc. and China Silanchi Holding Limited. Each of WVM Inc. and China Silanchi Holding Limited is duly organized, validly existing, and in good standing under the Laws of British Virgin Islands and has full corporate power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Each of WVM Inc. and China Silanchi Holding Limited is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

Section 3.03                   No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other governing documents of Seller, WVM Inc. or China Silanchi Holding Limited; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, treaty, or other requirement of any Governmental Authority (collectively, "Law") or any order, writ, judgment, injunction, decree, determination, penalty, or award entered by or with any Governmental Authority ("Governmental Order") applicable to Seller, WVM Inc. or China Silanchi Holding Limited; (c) require the consent, notice, or filing with or other action by any Person (defined below) or require any permit, license, or Governmental Order; (d) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, or modify any contract, lease, deed, mortgage, license, instrument, note, indenture, joint venture, or any other agreement, commitment, or legally binding arrangement, whether written or oral (collectively, "Contracts"), to which Seller, WVM Inc. or China Silanchi Holding Limited is a party or by which Seller, WVM Inc. or China Silanchi Holding Limited is bound or to which any of their respective properties and assets are subject; or (e) result in the creation or imposition of any Encumbrance on any properties or assets of WVM Inc. or China Silanchi Holding Limited. “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

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ARTICLE IV
Representations and warranties of Buyer

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof. For purposes of this Article IV, "Buyer’s knowledge," "knowledge of Buyer," and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Buyer, after due inquiry.

Section 4.01                     Authorization; Binding Agreement. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Buyer, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”)

Section 4.02                       Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Buyer is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

Section 4.03                     Non-Contravention. The execution and delivery by the Buyer of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such party.

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ARTICLE V
Miscellaneous

Section 5.01                     Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 5.02                     Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

Section 5.03                     Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, and any exhibits, the statements in the body of this Agreement will control.

Section 5.04                     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 5.05                     Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof. No single or partial exercise of any right or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 5.06                     Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York and county of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute.

Section 5.07                     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seller
China Xiangtai Food Co., Ltd.

By	/s/ Zeshu Dai
Zeshu Dai
Chief Executive Officer

Buyer

Ocean Planet Future Limited

By	/s/ Hefeng Jia
Hefeng Jia
Director

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Annex B

Asia-Pacific Consulting and Appraisal Limited

Flat/Rm A 12/F Kiu Fu Commercial Bldg,

300 Lockhart Road,

Wanchai, Hong Kong

March 31, 2022

The Board of Directors of China Xiangtai Food Co., Ltd. Building B Suite 21-1，Xinganxian Plaza，

Lianglukou Yuzhong District，Chongqing

People’s Republic of China

Fairness Opinion – the Proposed Transaction Relating to Xiangtai Subsidiaries

Dear Members of the Board of Directors:

Asia-Pacific Consulting and Appraisal Limited (“APA”, “we”, “us”, or “our”) understands that China Xiangtai Food Co.,Ltd. (“Xiangtai” or the “Seller”) entered into an Share Purchase Agreement (the “Agreement”) by and among Ocean Planet Future Limited, (“Ocean” or the “Buyer”) relating to all of the issued and outstanding ordinary shares of WVM Inc. (“WVM”) and China Silanchi Holding Limited (“Silanchi”) (collectively, the " Targets"). The operating entities of the Targets includes following PRC companies: Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”), Chongqin Penglin Food Co., Ltd. (“CQ Penglin”) and Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”) (collectively, “Xiangtai Subsidiaries”).

Pursuant to the Agreement, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller the Targets, for an aggregate consideration of USD 1 million in cash (the “Proposed Transaction”).

The board of directors of Xiangtai (the “Board of Directors”) has retained APA to provide a fairness opinion report (the “Opinion”) setting out our opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the shareholders of Xiangtai.

Independence of APA

APA has developed the Opinion on the basis of an independent review and analysis of the Targets. The fairness conclusion reached is that of the valuation professionals within APA as well as subject matter professionals within our APA network. The fees of APA for the Opinion are not contingent in any way on the conclusion reached.

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To the best of our knowledge:
(1)	APA professionals on this engagement do not hold, or beneficially own, any interest in the Targets;
(2)	APA has not previously provided valuation services to the Targets;
(3)	In future, APA may provide professional services to Xiangtai and/or affiliates in the ordinary course of business.

Scope of Review

In connection with rendering our opinion, APA had discussed with the management of Xiangtai (the “Management”), conducted the procedures noted below, and relied on information obtained from general procedures, among others:

1.	Reviewed the following documents:

a.	Audited consolidated financial statements for Xiangtai and related trial balance regarding to the Targets for the twelve month period ended June 30, 2021;
b.	Unaudited consolidated financial statements for Xiangtai and related trial balance regarding to the Targets for the six month period ended December 31, 2021;
c.	certain historical business and financial information concerning the Targets;
d.	A detailed financial projections model for JMC, prepared and provided to us by management of the Company, upon which we have relied in performing our analysis (the “JMC Projection”);
e.	Certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the Targets, provided to APA by the Management; and
f.	Documents related to the Proposed Transaction, including but not limited to: i) the Share Purchase Agreement dated March 31, 2022; ii) a series of Debt Assignment and Assumption Agreements between CVS Limited (“CVS” or “Xiangtai HK”), Jinghuangtai Business Management Consulting Co., Ltd.(“Jinghuangtai” or “Xiangtai WFOE”) and WVM dated March 30, 2022; iii) the Debt Settlement and Mutual Release Agreement entered by and between the Company and WVM dated March 30, 2022; iv) the Board of Directors Consent regarding above mentioned Debt Assignment and Assumption Agreements and the Debt Settlement and Mutual Release Agreement dated March 30, 2022 (collectively referred to as the “Transaction Documents”).

And discussed the information referred to above and the background and other elements of the Proposed Transaction with the Management;

2.	Discussed with the Management regarding its plan and intentions with respect to the future management and operation of the Targets;

3.	Performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, market approach, cost approach; and

Asia-Pacific Consulting and Appraisal Limited	2

4.	Conducted such other analyses and considered such other factors as APA deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering the Opinion with respect to the Proposed Transaction, APA, with the Company, the independent committee of the Company (the “Independent Committee”) and/or the Board of Directors’ consent and without independent verification:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Management;

2.	Relied upon the fact that the Independent Committee and/or the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation to, the projection furnished to APA by the Management were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and APA expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

4.	Assumed that the tax rate applicable to the Targets’ business will be 25%;

5.	Assumed that all information relating to the Targets and the Proposed Transaction provided to APA and representations made by the Management regarding the Targets and the Proposed Transaction are true and accurate in all material respects, did not and does not omit to state a material fact in respect of the Xiangtai Subsidiaries or the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

6.	Assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith;

7.	Assumed that the final versions of all documents reviewed by APA in draft form, including the Transaction Documents, conform in all material respects to the drafts reviewed;

8.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Targets since the date of the most recent financial statements and other information made available to APA, and that there is no information or facts that would make the information reviewed by APA incomplete or misleading;

9.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

Asia-Pacific Consulting and Appraisal Limited	3

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Targets or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon for any purpose. Furthermore, in APA’s analysis and in connection with the preparation of the Opinion, APA has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which APA does not express any view or opinion in the Opinion, including as to the reasonableness of such assumptions.

APA has prepared the Opinion effective as of the date hereof. The Opinion is necessarily based upon the information made available to APA as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and APA disclaims any undertaking or obligation to

(i)	advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of APA after the date hereof or
(ii)	update, revise or reaffirm the Opinion after the date hereof.

APA did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. APA has not been requested to, and did not,

(i)	initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Targets or any alternatives to the Proposed Transaction,
(ii)	negotiate the terms of the Proposed Transaction, and therefore, APA has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Transaction Documents and the Proposed Transaction, or
(iii)	advise the Board of Directors and/or Independent Committee or any other party with respect to alternatives to the Proposed Transaction. APA did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Targets is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Targets is or may be a party or is or may be subject.

APA is not expressing any opinion as to the market price or value of the Targets (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Targets credit worthiness, as tax advice, or as accounting advice. APA has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. APA expressly disclaims any responsibility or liability in this regard.

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In rendering the Opinion, APA is not expressing any opinion with respect to the amount or nature of any compensation to any of the Targets’ officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation. In addition, the Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Targets, other than the consideration to be received by the Seller.

The Opinion is furnished solely for the use and benefit of the Board of Directors and/or Independent Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without APA prior written consent.

The Opinion

(i)	does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction;
(ii)	does not address any transaction related to the Proposed Transaction;
(iii)	is not a recommendation as to how the Independent Committee, the Board of Directors, the Company, or any other person should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and;
(iv)	does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The Opinion should not be construed as creating any fiduciary duty on the part of APA to any party.

The Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the engagement letter.

Approach to the Evaluation of Fairness

In reviewing the Proposed Transaction in terms of fairness from a financial point of view to the shareholders of the Company, APA’s considerations included the Proposed Transaction consideration relative to our assessment of value based on the valuation and financial review procedures described herein.

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Fairness Conclusion

Based upon and subject to the foregoing, APA is of the opinion that as of the date hereof, the consideration to be received by the Seller in the Proposed Transaction is fair, from a financial point of view, to the shareholders of Xiangtai. The Opinion has been approved by the authorized committee of APA.

Respectfully submitted,

/s/ Jack W.J.Li

Jack W. J. Li

MRICS,CFA

Partner

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Annex C

The Companies Law

(Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

Bit Origin Limited

(Adopted by a special resolution dated [DATE])

1.	The name of the Company is Bit Origin Limited

2.	The registered office will be situate at the offices of Corporate McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Grand Cayman, Cayman Islands, KY1-1196 or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power to carry out any object not prohibited by any law as provided by Section 7 (4) of the Companies Law (Revised).

4.	Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

6.	If the Company is an exempted company, its operations will be carried on subject to the provisions of Section 174 of the Companies Law (Revised).

7.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s share.

8.	The authorised share capital of the Company is US$3,000,000 consisting of 300,000,000 shares of US$0.01 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Companies Law

(Revised)

Company Limited by Shares

Amended and Restated

Articles of Association

of

Bit Origin Limited

(Adopted by a special resolution dated [DATE])

1.	The Regulations contained or incorporated in Table A of the First Schedule of the Law (as defined below) shall not apply to this Company.

INTERPRETATION

2.	(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

Articles	these Articles of Association as from time to time amended by Special Resolution

Auditors	the Auditors for the time being of the Company, if any

Company	Bit Origin Limited

Directors	the directors of the Company for the time being or, as the case may be, the directors assembled as a board

the Law	the Companies Law (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by law for the time being in force

Member	a person who is registered in the Register of Members as the holder of any Share in the Company

Month	a calendar month

Ordinary Resolution	a resolution of a general meeting passed by a majority of the Members entitled to vote there at present at the meeting or a written resolution signed by all Members entitled to vote.

Registered Office	the registered office of the Company as provided in Section 50 of the Law

Register of Members	the register of Members to be kept pursuant to section 40 of the Law

Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

Share	an ordinary voting share in the capital of the Company

Special Resolution	a resolution of a general meeting passed by a two-thirds majority of the Members entitled to vote there at present at the meeting or a written resolution signed by all Members entitled to vote and otherwise in accordance with Section 60 of the Law

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(b)	Unless the context otherwise requires, expressions defined in the Law and used herein shall have the meanings so defined.

(c)	In these Articles unless the context otherwise requires:-

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not.

(d)	The headings herein are for convenience only and shall not affect the construction of these Articles.

3.	(a)	Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 37 of the Law, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

(b)	If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.	(a)	Every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate under the seal of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

(b)	If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5.	Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or actual interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Law issue fractions of Shares.

6.	The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Law.

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LIEN

7.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provision of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

8.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

9.	For giving effect to any such sale, the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

11.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days, notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

12.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

13.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

14.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

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15.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

16.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction at the Company in general meeting six per cent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

17.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

18.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

19.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

20.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

21.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares.

22.	A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

23.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

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TRANSFER AND TRANSMISSION OF SHARES

24.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (but need not be executed by or on behalf of the transferee unless the Share has been issued nil paid), and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

25.	Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I, _____________ of ____________ in consideration of the sum of $____ paid to me by _____________ of ______________ (hereinafter called “the Transferee”) do hereby transfer to the Transferee the __ Share (or Shares) numbered __ in the Company called [ ], to hold the same unto the Transferee, subject to the several conditions on which I hold the same.

As witness our hands on the ______ day of __________ 20____.

Transferor

26.	The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of Shares to a person of whom they do not approve. The Directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the Directors may from time to time determine. The Directors may decline to recognise any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

If the Directors refuse to register a transfer of Shares, they shall within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

27.	The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

28.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

29.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

CONVERSION OF SHARES INTO STOCK

30.	The Company may by ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

31.	The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

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32.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

33.	Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words “Share” and “Member” herein shall include “stock” and “stock-holder”.

ALTERATION OF CAPITAL

34.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

35.	Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

36.	The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Law; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

38.	Subject to the provisions of the Law and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution and may make payment therefor or for any redemption of Shares in any manner authorised by the Law, including out of capital.

STATUTORY MEETINGS

39.	If required by the Law the Directors shall hold at least one Directors# meeting in the Cayman Islands in each calendar year.

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GENERAL MEETINGS

40.	The Directors may whenever they think fit, convene a general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company entitled to vote may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

41.	Not less than seven days notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

42.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

43.	(a)	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote shall be a quorum.

	(b)	An Ordinary Resolution or a Special Resolution (subject to the provisions of the Law) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

44.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

45.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

46.	If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

47.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

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48.	At any general meeting a resolution put to the vote of the meeting shall be decided an a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

49.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

50.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

51.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

52.	On a show of hands every Member present in person or by proxy and entitled to vote shall have one vote and on a poll every Member entitled to vote shall have one vote for each Share of which he is the holder.

53.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

54.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

55.	No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

56.	On a poll votes may be given either personally or by proxy.

57.	The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company.

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58.	The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

59.	An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

[                    ]

I, __________________________, of _______________________, hereby appoint __________________________ of _______________________ as my proxy, to vote for me and on my behalf at the general meeting of the Company to be held on the ______ day of ________________, 20___.

Signed this ______ day of ________________________, 20___.

60.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

61.	Any corporation which is a Member of the Company may by resolution of its Directors or any committee of the Directors authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS AND OFFICERS

62.	(a)	The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association.

(b)	Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be conferred on them by Law or by these Articles.

63.	The remuneration of the Directors shall from time to time be determined by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

64.	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

65.	Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote there at as a Director when the person appointing him is not personally present, and where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him and such appointment shall be revoked automatically if the appointor of the alternate ceases to be a Director at any time. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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66.	The Directors may by resolution, appoint one of their number to be President upon such terms as to duration of office, remuneration and otherwise as they may think fit.

67.	The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

POWERS AND DUTIES OF DIRECTORS

68.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

69.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

70.	(a)	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

(b)	The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions (including without limitation as to duration of office and remuneration) and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)	All cheques promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

71.	The Directors shall cause minutes to be prepared:-

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

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(c)	of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

72.	The office of Director shall be vacated if the Director:-

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company.

73.	The number of Directors shall be not less than one, nor unless the Company in general meeting may otherwise determine, more than ten.

74.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

75.	The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

76.	The Company may by Ordinary Resolution remove a Director before the expiration of his period of office, and may by Ordinary Resolution appoint another person in his stead.

PROCEEDINGS OF DIRECTORS

77.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

78.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

79.	The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

80.	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

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81.	Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer PROVIDED THAT nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

82.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

83.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

84.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

85.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

86.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not have a second or casting vote.

87.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

88.	Upon the Directors (being in number at least a quorum) signing the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all such Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

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SEALS AND DEEDS

89.	(a)	If the Directors determine that the Company shall have a common Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Law may be executed either as a deed in accordance with the Law or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

(b)	The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

(c)	In accordance with the Law, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or where there is a Sole Director of the Company, by such Sole Director, or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company, or a Sole Director or by a Director and the Secretary or such other person as aforesaid.

DIVIDENDS AND RESERVE

90.	The Company may by Ordinary Resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors.

91.	The Directors may from time to time pay to the Members interim dividends.

92.	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

93.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

94.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at their like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

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95.	If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the Share.

96.	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person at such address as the Member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders, as the case may be, may direct.

97.	The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises with regard to such distribution, the Directors may settle the same as they, think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

98.	No dividend shall bear interest against the Company.

CAPITALISATION OF PROFITS

99.	The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all action and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

100.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

101.	The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine PROVIDED THAT nothing contained in this Article shall require Auditors to be appointed or the accounts relating to the Company’s affairs to be audited.

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WINDING UP

102.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities upon which there is any liability. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

103.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

104.	(a)	A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

(b)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice (by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

(c)	Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

105.	If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

106.	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

107.	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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108.	Notice of every general meeting shall be given in the same manner hereinbefore authorised to:

(a)	every Member entitled to vote, except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting. No other persons shall be entitled to receive notices of general meetings.

RECORD DATE

109.	The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

110.	Subject to and insofar as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part provided however that no such amendment shall effect the rights attaching to any class of shares without the consent or sanction provided for in Article 3 (b).

ORGANISATION EXPENSES

111.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

112.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

INDEMNITY

113.	Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of willful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of the monies of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own willful neglect or default.

TRANSFER BY WAY OF CONTINUATION

114.	The Company shall, subject to the provisions of the Statute and, with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and the Directors may cause an application to be made to the Registrar of Companies to deregister the Company.

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Control Number:	Number of Shares:	Registered Shareholder:

CHINA XIANGTAI FOOD CO., LTD

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

PROXY

Solicited on Behalf of the Board of Directors for the Special Meeting of Shareholders

on April 27, 2022 at 10:00 A.M., Beijing Time

(April 26, 2022, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Jiaming Li as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of China Xiangtai Food Co., Ltd. which the undersigned is entitled to vote at the Special Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2, 3, 4 and 5.

Item 1	To consider and vote upon an ordinary resolution to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022.
	☐ For	☐ Against	☐ Abstain

Item 2	To consider and vote upon an ordinary resolution to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai.
	☐ For	☐ Against	☐ Abstain

Item 3	To consider and vote upon a special resolution to change the name of the Company to Bit Origin Limited.
	☐ For	☐ Against	☐ Abstain

Item 4	To consider and vote upon an ordinary resolution to increase the share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each”.
	☐ For	☐Against	☐ Abstain

Item 5	To consider and vote upon a special resolution to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the Name Change and the Increase of Authorized Share Capital and to change the address of the registered office of the Company.
	☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Special Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ___________________________________________, 2022

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/PLIN/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/PLIN/